Exhibit 3

4Q 2018 RESULTS February 8, 2019

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries.Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

2018 Highlights ✓ Zero Employee and Contractor LTI (Lost Time Injury) in 2018 ✓ Record sales volume for the full year (2018) ✓ Record sales volume for a semester (1H18) ✓ Record sales volume for a quarter (3Q18) ✓ Operative efficiency above 90% for all kilns (Solid Cement and APO Cement) ✓ Plant Quality Index (PQI) above 90% CEMEX standard (Solid Cement and APO Cement). PQI measures consistency in product quality. ✓ APO Cement ranked #1 in Analytical Reliability Evaluation (ARE) among CEMEX operations globally ✓ Implemented debottlenecking initiatives to increase production and supply chain throughput by 500 thousand tons ✓ Launched CEMEX Go digital platform on Oct. 15, 2018 ✓ Achieved extended uninterrupted production at our Solid Cement kiln with no shutdown in 2017 and 2018 ✓ Signed agreement between Solid Cement and CBMI Construction Co., Ltd. of China for the procurement, construction, and installation of Solid Cement’s new cement production line 3

Domestic Cement Volumes and Prices

CEMEX Holdings Philippines

		2018 vs. 2017	4Q18 vs. 4Q17	4Q18 vs. 3Q18	9M18 vs. 9M17
Domestic Cement	Volume	7%	0%	(10%)	10%
	Price (PHP)	1%	6%	1%	(1%)

Domestic cement volumes were flat year-over-year during the fourth quarter.

- Production constraints caused by the landslide in Naga, Cebu, near our APO Plant, affected volume performance

For 2018, domestic cement volumes grew 7% versus the same period last year.

- Growth driven by infrastructure and residential sectors
- Supported by debottlenecking initiatives to increase production and supply chain throughput
- Achieved record domestic cement sales volumes for the full year

Domestic cement prices were 6% higher during the fourth quarter versus the same period last year.

Sequentially, domestic cement prices increased by 1%, reflecting adjustments for higher input costs.

2018 domestic cement prices were 1% higher compared with 2017.

4

Net Sales Net sales increased year-over-year by 6% during the Net Sales1 fourth quarter and by 7% in 2018. +7% +6% 21,784 23,418 5,223 5,513 4Q17 4Q18 2017 2018 1 Millions of Philippine Pesos 5

Private Sector Total construction gross value grew by 19% and 15%, Approved Building Permits respectively, in the fourth quarter and full year 2018. Year-over-year growth Residential construction remained solid in the fourth based on floor area1 quarter of 2018, supported by the demand from OFWs, 60% foreign investors, and workers from outsourcing and 40% offshoring (O&O) companies. 20% Non-residential construction activity continued to grow 0% in the fourth quarter of 2018. -20% -40% Analysts reported sustained office space demand from 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 outsourcing and offshoring firms, online gaming companies, and operators of flexible workspaces. Residential Non-Residential Total Construction Gross Value Investment in Private Construction Year-over-year growth1 Year-over-year growth1 1Q18 2Q18 3Q18 4Q18 FY2018 1Q18 2Q18 3Q18 4Q18 FY2018 10% 14% 16% 19% 15% 7% 9% 14% 20% 13% 6 1Source: Philippine Statistics Authority

Public Sector Disbursement on Infrastructure and Capital Outlays Infrastructure construction continued to grow in (in PHP billion)1 the fourth quarter of 2018 supported by 50% y-o-y 2017 2018 growth in infrastructure and capital outlay +83% disbursements in the first eleven months of 2018. +75% The National Economic and Development +39% +71% 94 Authority reported that a total of 9 flagship +96% 85 +22% projects have broken ground by end-2018. +32% +44% +26% +26% +44% 72 66 68 65 In the fourth quarter of 2018, the public sector 63 63 58 accounted for 23% of total construction activity 51 48 52 48 54 52 43 46 40 44 and grew by 16% year-on-year. 35 35 34 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Investment in Public Construction Year-over-year growth2 % of Total Construction Investments2 1Q18 2Q18 3Q18 4Q18 FY2018 1Q18 2Q18 3Q18 4Q18 FY2018 25% 21% 26% 16% 21% 21% 40% 21% 23% 27% Source: 1 Department of Budget and Management; Department of Finance; 7 2 Philippine Statistics Authority

Cost of Sales Cost of sales, as a percentage of sales, was 7 Cost of Sales Fuel and Power pp* higher year-over-year in 4Q18 due to (% of sales) (% of cost of sales) increased raw material costs as APO Cement Plant used raw materials from other sources following the landslide in Naga, Cebu. Excluding 66% the impact of the landslide, this figure is 61% Fuel 58% 57% estimated to have been 1 pp higher year-over-year. Power In 4Q18, fuel costs and power costs impact impact accounted for 12% and 17% of cost of sales, or a 12 pp* and 4 pp decline year-over-year, respectively, due to disrupted kiln operations Landslide Landslide 25% 22% 21% following the landslide. w/o 12% Cost of sales, as a percentage of sales, was 4 pp w/o higher year-over-year in 2018. This was mainly 59% 60% 21% 21% 21% driven by increased raw material costs due to 17% the landslide, and higher fuel and power costs, resulting from increased global fuel prices and 4Q17 4Q18 2017 2018 4Q17 4Q18 2017 2018 the impact of the tax reform. Excluding the impact of the landslide, this figure is estimated to have been 3 pp higher year-over-year. * Difference due to rounding 8

Operating Expenses Distribution Selling and Administrative Distribution expenses, as a percentage of (% of net sales) (% of net sales) sales, decreased by 2 pp year-over-year during the fourth quarter mainly due to optimization of vessel charter agreements. For 2018, distribution expenses, as a percentage of sales, were flat year-over-year. Initiatives to increase operational efficiency mitigated higher fuel costs and other inputs. Selling and administrative expenses, as a percentage of sales, declined by 1 pp in 2018 21% 19% 20% 20% due to efforts to optimize costs and lower 15% 15% 14% 13% marketing expenses. 4Q17 4Q18 2017 2018 4Q17 4Q18 2017 2018 9

Operating EBITDA and Operating EBITDA Margin Operating EBITDA Variation1 Fourth quarter operating EBITDA decreased by 41% year-over-year. 12% 7% 13%2 Operating EBITDA margin during the quarter was 7%, 5 pp lower than 4Q17. Margins were affected by increased raw material costs as APO Cement Plant used alternative raw materials from other sources following the landslide in Naga, Cebu. This impact was partially offset by the price 15% 12% 13%2 increase implemented in November. For 2018, operating EBITDA decreased by 15% compared to 2017. Operating EBITDA margin for 2018 was 12%. 1 % Refers to operating EBITDA margin Millions of Philippine Pesos 10 2 Based on adjusted sales figures without landslide impact

Net Income Net income for the fourth quarter recorded a loss of PHP 325 million, Net Income1 mainly due to lower operating EBITDA, higher financial expenses, and higher income tax expenses. For 2018, the company incurred a loss of PHP 930 million due to higher 659 income tax expenses recorded in the second quarter, lower operating EBITDA, and higher foreign exchange losses. Fourth Quarter January—December (29) (In Millions of Philippine Pesos) 2018 2017 % var 2018 2017 % var Operating earnings (8) 58 N/A 1,324 1,760 (25%) (325) Financial expenses, net (275) (228) (21%) (952) (895) (6%) (930) Foreign exchange gain (loss), net 139 90 54% (331) (67) (396%) Net income (loss) before income taxes (144) (80) (81%) 41 798 (95%) Income tax benefit (expenses) (181) 50 N/A (971) (140) (596%) Consolidated net income (loss) (325) (29) (1016%) (930) 659 N/A 4Q17 4Q18 2017 2018 11 1 Millions of Philippine Pesos

4Q 2018 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—December Fourth Quarter Free cash flow in 2018 reached 2018 2017 2018 2017 % var % var PHP 1.0 billion after maintenance 1 CAPEX and PHP 733 million after Operating EBITDA 2,783 3,256 (15%) 372 628 (41%) strategic CAPEX as efforts to extend —Net Financial Expenses 952 895 275 228 working capital generated additional —Maintenance Capex 1,145 844 652 431 cash benefits. These figures include a —Change in Working Capital2 (886) (116) (108) 232 PHP 416 million negative impact to operating EBITDA and PHP 580 million —Income Taxes Paid 500 553 80 129 use of cash flow from higher working —Other Cash Items (net) 43 (153) 51 (122) capital, both due to the landslide in Free Cash Flow after Naga. 1,029 1,232 (16%) (578) (270) (114%) Maintenance Capex —Strategic Capex 295 485 62* 43 Free Cash Flow 733 747 (2%) (640) (314) (104%) Millions of Philippine Pesos 1 Includes (PHP 416 M) adverse impact of Naga Landslide to operating EBITDA in 4Q18 and full year 2018 2 Includes PHP 580 M decrease in working capital benefit (use of cash flow) due to Naga Landslide in 4Q18 and full year 2018 13 * In 4Q18, US$ 39.4 M was paid to Solid Cement Plant’s capacity expansion contractor. This amount was classified under “Advances for plant expansion”.

Sustaining Growth Capture growth • Solid Cement expansion Improve Customer Experience Favorable Macroeconomic • CEMEX Go Fundamentals Empowered to • Net Promoter Score serve and Growing deliver Operational Improvements Cement Demand • Increase production via lower clinker utilization • Productivity • Alternative Fuels 14

Solid Cement Plant Capacity Expansion Expected total investment of US$ 235 million New line expected to start operations in the fourth quarter of 2020 Approval of Philippine Board of Investments (BOI) application, entitling the new line to tax incentives Investment to date of US$ 64 million, of which US$ 39 million are advances which will be capitalized in 2019 and 2020 We continue to evaluate different funding options to execute this transaction and support our growth plans to take advantage of expected long-term market growth. 15

2019 Updates ✓ Major works for Solid Cement new line expansion to start in 2019 ✓ Implement new supply chain initiatives to lower distribution cost as a percentage to sales by 1 to 2 pp ✓ Further increase in cement production via lower clinker utilization ✓ Shift in coal mix for greater cost-efficiency ✓ Executed scheduled Solid Cement kiln maintenance in January following uninterrupted production in 2017 and 2018

2019 Guidance Cement volumes 8-10% PHP 975 million Maintenance CAPEX Capital expenditures PHP 6,775 million Solid Cement Plant Expansion CAPEX PHP 7,450 million Total CAPEX

Performance and Strategy Highlights ✓ Highly efficient operations, ranking among the top in CEMEX globally ✓ Operating in a growing market, supported by private and public construction, with sound macroeconomic fundamentals ✓ Running at high capacity utilization, requiring additional capacity to continue serving the increasing cement needs of the country ✓ Investing in a new, cost-efficient, and strategically-located new line in Solid Cement Plant, located in Antipolo, Rizal ✓ The expansion of CHP in the country has the full support of CEMEX, S.A.B. de C.V. 18

Q&A SESSION 4Q 2018 RESULTS

4Q 2018 APPENDIX

Debt-related Information During the fourth quarter of 2018, SOLID Cement Corporation (“SOLID”) availed of a subordinated revolving credit facility from a related company, CEMEX Asia, B.V. Principal Amount: Up to US$ 75 million Use of Proceeds: General corporate purposes including the refinancing of existing debt and the funding of the construction and installation of Solid Cement Plant’s capacity expansion Tenor: 6 years Interest Rate1: Fixed based on a range of 8.2% to 10.2% per annum, depending on CHP’s consolidated leverage (Net debt/Consolidated EBITDA) Other Information: • SOLID is entitled to prepay the loan with any other proceeds2 at any given time and with no prepayment penalty whatsoever • Payments under this facility are subordinated to the Facility Agreement dated February 1, 2017 signed between CHP and BDO Unibank, Inc., and subject to the restrictions that exist in the Facility Agreement • SOLID made an initial drawdown on this facility equivalent to approximately US$ 40.7 million in November 2018. 1 Pre-tax 21 2 Aside from a new loan from a related company outside the CHP group

Debt Information Maturity Profile1 2 6,656 Related Party Loans BDO Debt 5,027 Total Debt: PHP 17,378 4,201 Avg. life of debt: 4.2 years Net Debt to EBITDA3: 5.6x 2,537 1,214 1,074 1,664 140 140 140 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to loans with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA 22

Definitions 9M18 / 9M17 Results for the first nine months of the years 2018 and 2017, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 23

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com